Exhibit 1.1

China Mobile Limited Stock Code: 941 BLUE OCEAN新藍海 開拓數字經濟 DIGITAL ECONOMY INTERIM REPORT 2021

CONTENTS 11 Financial Highlights 12 Unaudited Condensed Consolidated Statement of Comprehensive Income 14 Unaudited Condensed Consolidated Balance Sheet 16 Unaudited Condensed Consolidated Statement of Changes in Equity 17 Unaudited Condensed Consolidated Statement of Cash Flows 18 Notes to Unaudited Condensed Consolidated Interim Financial Information 35 Report on Review of Interim Financial Information 36 Discussion of Selected Items in the Interim Results 38 Other Information 44 Forward-Looking Statements

02 China Mobile Limited Chairman’s Statement DEAR SHAREHOLDERS, In the first half of 2021, facing a complex and volatile internal and external business environment, China Mobile firmly captured development opportunities brought about by accelerated digital transformation of the economy and society. Upholding our overarching strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, we put a prime focus on our “4x3” strategic core1 to drive our digital-intelligent transformation in an all-round manner. With our all-out efforts to implement the “5G+” plan, promote the comprehensive and integrated development of our CHBN (“Customer”, “Home”, “Business” and “New”) markets and actively explore the blue-ocean digital economy, we continued to make encouraging progress on transformation and upgrade with business performance demonstrating favourable trends in all aspects. We maintained a stable industry-leading position and achieved highquality development. 2021 INTERIM RESULTS In the first half of 2021, we recorded operating revenue of RMB443.6 billion, an increase of 13.8% year-on-year. Of this, telecommunications service revenue reached RMB393.2 billion, representing a year-on-year growth rate of 9.8% that outperformed the industry average. With the “Customer” market recording positive growth and the “Home”, “Business” and “New” markets all posting strong performance with rapid double-digit growth, the CHBN revenue structure has been further optimized. Thanks to the fast expansion of smart home application services and DICT (data, information and communications technology) services, revenue contribution from new information service businesses (non-traditional telecommunications services) continued to grow, delivering strong momentum for further development. We continued to reduce costs and enhance operating efficiency, generating desirable outcomes for our overall performance. Profit attributable to equity shareholders reached RMB59.1 billion, or RMB2.89 per share, up by 6.0% year-on-year. In terms of profitability, we maintained our leading position among top-tier global telecommunications operators. EBITDA totalled RMB162.0 billion, up by 11.2% year-on-year, with an EBITDA margin of 36.5%. EBITDA accounted for 41.2% of telecommunications service revenue, representing a 0.5 percentage points increase year-onyear. Our capital expenditure was RMB86.0 billion and we maintained our free cash flow at a healthy level amounting to RMB75.6 billion, or an increase of 28.0% year-on-year. To create higher returns for its shareholders and share the results of its operating gains, after giving full consideration to its profitability, cash flow generation and future development needs, the Company has decided to pay HK$1.63 per share for the 2021 interim dividend, representing an increase of 6.5% year-on-year. The Company will strive to achieve favourable growth in full-year dividend per share and continuously create greater value for shareholders. 1 Speed up the “three changes”, which means to change our business development from telecommunications services to information services, from the primarily “Customer” (to C) market to all four CHBN markets, and from being resources-driven to being innovation-driven; facilitate the “three trends”, which means to promote online operations, intelligentization and cloudification; reinforce the “three approaches”, which means to set up a scale-based and value-oriented business operating system with an emphasis on business convergence, integration and digitalization; and strengthen the “three forces”, which means to build up an organizational structure incorporating our capabilities, collaboration and vitality to deliver high operating efficiency and synergy across operations.

Chairman’s Statement Interim Report 2021 03

04 China Mobile Limited Chairman’s Statement ADVANCING THE COMPREHENSIVE AND INTEGRATED DEVELOPMENT OF CHBN MARKETS, VALUE-ORIENTED OPERATING PRACTICES YIELDING NOTABLE RESULTS We harnessed new development opportunities presented to our industry by digital economic growth and expedited the construction of an information “highway” and an operating information “high-speed train” through introducing innovative business practices. Focusing on value-oriented operations that leverage our scale, we continued to drive the comprehensive and integrated development of our CHBN markets. As a result, we achieved encouraging growth in all businesses and continued to increase our customer satisfaction. “Customer” Market: Maintaining Scale with Value Uplift We adhered to the strategy of integrating data access, applications and customer benefits, continuously leading the upgrade of personal information and communication consumption. We took various measures to precisely manage our customer base, improve both the quality and scale of our 5G business and create a better customer experience. In order to satisfy the personalized demands of our customers, we launched a range of initiatives, including promoting bundled products through diverse customer touch-points, creating a digital supermarket with integrated content and customer benefits, upgrading the differentiated operating models of the three major brands (GoTone, M-zone and Easy Own) and launching targeted marketing services using big data. As of the end of June 2021, the number of mobile customers reached 946 million, a net addition of 3.59 million. Of these, 251 million were 5G package customers, representing a net addition of 86 million. The number of customers with integrated benefit products reached 110 million, representing a net addition of 31.35 million. The number of monthly active users of our cloud product “and-Caiyun” reached 116 million. Mobile ARPU (average revenue per user per month) reached RMB52.2, an increase of 3.8% year-on-year, reversing the downward trajectory seen since 2018. Our DOU (average handset data traffic per user per month) increased by 38.7% to 11.9GB. Revenue from the “Customer” market achieved positive growth, increasing by 0.7% year-on-year to RMB255.5 billion. “Home” Market: Achieving Strong Growth Momentum with Increases in Scale and Revenue We strived to set up a service suite that combines full-gigabit network connections with cloud-based applications. To foster leadership in broadband services, we improved our service quality by speeding up the upgrade of gigabit broadband and optimizing our end-to-end service and quality management system; to foster leadership in TV services, we enhanced our TV content by strengthening the integrated operation of “big-and-small screen” content and creating a household information service portal consisting of “broadband television”, “digital cinema” and “vertical content”; to foster leadership in smart home services, we strengthened our applications by covering more household service scenarios and boosting the uptake of household applications including smart home network deployment, home security and voice remote controls. In the first half of 2021, with a net addition of 13.39 million, the number of household broadband customers reached 205 million. Of these, our digital set-top box “Mobaihe” registered a total of 154 million customers, accounting for 74.8% of the household broadband customer base. Thanks to the traction created by the upgrade of broadband and the integration of value-added applications, household broadband blended ARPU reached RMB41.1, an increase of 16.2% year-on-year. Revenue from the “Home” market maintained rapid growth, increasing by 33.7% year-on-year to RMB50.1 billion.

Chairman’s Statement Interim Report 2021 05 “Business” Market: Driving Revenue Growth with Strong Business Momentum Focusing on key products and industries, we continued to promote the integrated development of network, cloud and DICT. We put emphasis on forging our differentiated advantages in the convergences of cloud and network, cloud and big data, cloud and intelligence, and cloud and edge computing, further strengthened the capability of our cloud-based products and invested in talents in the field of cloud. In doing so, we reinforced our leading position in 5G and were able to create high-quality showcases and put into commercial use our capabilities in the fields of 5G and artificial intelligence (AI), Internet of Things (IoT), cloud computing, big data and edge computing (collectively “AICDE”) to expand our business scale in different vertical industry segments. In the first half of 2021, our corporate customers showed a net addition of 1.69 million, bringing the total to 15.53 million. Revenue from the “Business” market maintained rapid growth, increasing by 32.4% year-on-year to RMB73.1 billion. The revenue from dedicated lines increased by 7.7% year-on-year, totalling RMB13.5 billion. The revenue from DICT reached RMB33.4 billion, representing year-on-year growth of 59.8%. This contributed 3.5 percentage points to the growth of telecommunications service revenue, a rate that was amongst the highest in the industry. Mobile cloud revenue reached RMB9.7 billion, up by 118.1% year-on-year. Of this, the revenue of our public cloud business ranked in the top 10 in the industry. Our IDC business recorded revenue of RMB11.8 billion, an increase of 27.0% year-on-year. A total of 372,000 IDC cabinets were available for use, representing a net increase of 12,000. “New” Market: Delivering Notable Results with Innovative Strategic Layout Drawing on the spirit of innovation, entrepreneurship and originality, we strived to expand the scale of our new businesses and achieved notable results. In the first half of 2021, revenue from the “New” market achieved rapid double-digit growth, increasing by 22.6% year-on-year to RMB14.5 billion. With regard to the international business, we continued to enhance our international operations while deepening synergy between the domestic and international markets, thus maintaining our leading position in certain regional markets overseas. We further optimized the deployment of international resources to drive the high-quality development of the business. In the first half of 2021, our international business revenue reached RMB6.8 billion, representing an increase of 19.5% yearon- year. With regard to equity investment, we further optimized our investment allocation and strategic coordination in “5G+” and key areas of the CHBN markets. By establishing the dual connection of industry and capital, we further expanded our “relative circle” in information services and nurtured the digital-intelligent industry ecosystem. In the first half of 2021, our equity investment income accounted for 11.0% of our net profit. In terms of digital content and FinTech, we have been developing high-quality Internet products in areas such as videos, games, virtual reality (VR) and payment systems to constantly improve our products and enhance user experience. As of the end of June 2021, the number of monthly active users of MIGU Video across all platforms increased by 14.5% year-on-year. The number of customers using video connecting tones approached 190 million while the number of active users of “and-Wallet” increased by 31.5% year-on-year. We continued to optimize our all-round service system, covering every aspect of services and processes and engaging all staff members. By further enhancing quality management and accelerating the digital-intelligent transformation of our services, we enhanced our overall service delivery and steadily increased customer satisfaction. With the full launch of our “10086” integrated smart-service portal, we have been consistently scaling up the application of smart service tools. We further cultivated a service culture among employees, which won us a reputation for providing heartwarming service to customers.

06 China Mobile Limited Chairman’s Statement INTEGRATING 5G INTO INDUSTRIES AND PEOPLE’S LIVES TO FAST-TRACK 5G DEVELOPMENT An array of next-generation information technologies, with 5G at the forefront, is increasingly intertwined with today’s economy and people’s livelihood. As the leader in 5G network development, an advocate of 5G integration across sectors and a pioneer in providing 5G services to the public, we have furthered our “5G+” strategy, steadily built out the 5G network and advanced the co-construction and sharing of 5G infrastructure. We have also put in allout efforts to drive convergence, innovation and the scale application of 5G in the consumer and business markets. In the first half of 2021, our 5G-related investment totalled RMB50.2 billion. As of the end of June, we had built and put in use a cumulative 501,000 5G base stations, covering all urban areas of cities at prefecture-level and above, as well as selected counties and key areas in China. Based on the principle of co-construction and sharing to create mutual benefits, we have orderly made progress on the co-building and sharing of the 700MHz network in collaboration with China Broadcasting Network Corporation Limited (“CBN”), completing the centralized procurement of the master unit and antennas of the wireless network on behalf of the partnership. In the area of 5G standardsetting and technological evolution, we consolidated our leadership in R17 standard-setting by taking over 23 more key projects in the 3rd Generation Partnership Project (3GPP) and the International Telecommunication Union (ITU). To date, we have been leading a cumulative 122 of such projects. In addition, we joined together with more than 20 industry partners to publish the 5G Wireless Evolution White Paper, which defines the future development of R18 and 5G-Advanced standards. Cumulatively, we have applied for more than 3,300 5G patents and owned a standardrelated patent pipeline that has put us in the camp of top-tier global operators. In the “Consumer” market, we focused our efforts on cultivating 5G network customers, with an integrated strategy involving our value propositions such as products, terminals, network access and tariff packages to boost 4G-to- 5G switching and effectively increase customer value. The key products that we have added to our offering include ultra-high definition livestreaming based on 5G, 4K and VR technology, 5G ultra-high definition full-screen video connecting tones and cloud-based 5G games. These additions have provided customers with a liberating network experience. On the terminal front, we mobilized the industry chain to lower the barriers to ownership of 5G handsets and launched our proprietary NZONE handset brand to provide more choice for customers. Our efforts in attracting customers to use the 5G network included multiple experiential marketing and educational initiatives. In terms of tariff packages, we introduced more 5G tariff options and applied big data analytics to precisely target different customer tiers and segments. As of the end of June, our number of 5G network customers reached 127 million, accounting for 13.4% of our customer base. As a result, our mobile ARPU has stabilized and rallied. In the “Business” market, we endeavoured to make full use of the characteristics of the 5G SA network, being large Internet bandwidth, low latency and massive connections, and assimilated them into latest technologies including AICDE and blockchain. Focusing our efforts on various key sectors including the Industrial Internet, transportation, healthcare and education, we successfully built a range of 5G business showcases. Since the commercialization of 5G, we have built more than 4,000 business use cases across more than 100 key sectors. These showcases helped us gain traction into the first half of 2021 and brought in an additional 100 headquarter-level industry-leading demo projects with key customers from different industries. We continued to proactively drive the scale and value monetization of our 5G business, and by launching high-quality commercialized projects, we were able to create a sound business model for 5G and convert it into actual business opportunities. Overall, we signed an addition of 900 contracts of provincial-level feature projects, 122 of which were large DICT projects with the contract amount each exceeding RMB10 million, showing a sound testament to the monetization of 5G. We also launched a 5G dedicated network leading program and kicked off an addition of 452 projects in the first half of the year, and the development of our 5G dedicated network products has experienced notable accelerated growth. We continued to build out and upgrade our “9 one platform”, further improving it by completing the research and development (R&D) of 386 core functionalities. In the first half of 2021, we served more than 1,400 customers across various industry vertical sectors, bringing in additional DICT revenue of more than RMB6 billion.

Chairman’s Statement Interim Report 2021 07 FORGING AHEAD WITH REFORMS, INNOVATION AND OPEN COLLABORATION WHILE STRENGTHENING CAPABILITIES To grasp opportunities arising from the digital economy, we adhered to an approach evolving around digital-intelligent transformation that saw us consolidating our network capabilities, driving innovation and implementing smart operations. We also continued to strengthen partnerships along the industrial chain to achieve collaborative success. By making more breakthroughs in systematic reforms, we are relentlessly reinforcing our capabilities to achieve sustainable development in the future. Our network capabilities continued to improve. We remained committed to forging our premium networks, consolidating the advantages associated with our unrivalled scale and leading technology. Adhering to the strategy of developing a “digital, intelligent and cloud network” that emphasizes the convergences of cloud and network, and digitization and intelligence, we continued to enhance the level of intelligence in our network. As of the end of June 2021, we have built a total of 5.28 million base stations, and the urban areas of all cities and counties are now equipped with gigabit broadband. We continued to optimize the infrastructural setting of our international network that comprises our Information Highways (connectivity resources), Information Stations (PoPs) and Information Islands (data centers). The number of cloud computing servers within our network grew to exceed 372,000. We further optimized our “8+X” cloud-based network layout to advance the migration of our network to the cloud. Following the formation of the “N+31+X” mobile cloud networks, we built cloud infrastructure primarily based on our proprietary capabilities. In accordance with our “one-cloud-multiple-centers” resource strategy, we strived to create smart and highly efficient premium IT cloud infrastructure. Meanwhile, by promoting the application of SDN (software-defined networking) technology to transmission networks, optimizing inter-cloud network architecture and enriching cloud gateways, we built up end-to-end capacity with cloud-network synergy. Our innovation continued to pick up speed. We created a 5G dedicated network technology system with more than 30 core functionalities, powering more than 10 solutions including network slicing, edge computing and super uplink, as well as the development of R16 feature capabilities. This system helped push for the speedy integration of 5G technology into different sectors. We accelerated the evolution and breakthrough of a range of transmission technology standards including SPN (Slicing Packet Network), OTN (Optical Transport Network), and a full-gigabit optical access network. Our Jiutian AI platform capability kept improving, as did the training speed of our deeplearning platform, which came to occupy an industry-leading position. Our self-developed blockchain platform also came into operation. Additionally, we set up an innovation center dedicated to the information and communications chip sector. Fostering joint initiatives in areas including chip technology, R&D, testing, application, ecosystem support, the center will help enhance collaboration and capabilities within the industry chain. Building on the super- SIM solution, we focused our efforts on the two basic applications of digital identity and digital Renminbi. Digital identity has been applied in scenarios such as cultural tourism and visitor identification, while digital Renminbi pilot programs have yielded positive preliminary results. We have been contributing to the integration of super SIM into China’s digital infrastructure, turning it into a medium for new digital assets.

08 China Mobile Limited Chairman’s Statement Our smart operations have seen significant improvements. We have preliminarily built out a smart mid-end platform to form an AaaS (Ability as a Service) system with the characteristics of telecommunications operators that combines business, data and technology. The mid-end platform highlights the salient features of China Mobile, combining information technology and essential data resources and giving rise to a strong foundation that supports innovation. In terms of enabling functionalities, we proactively built out the mid-end platform’s capabilities to support various business scenarios, in order to deepen integration between business, management and information technology. These capabilities include applications in various areas such as network quality inspection, precision customer service and marketing, optimization of end-to-end processes and line management of roles and responsibilities. The capabilities have been deployed, on average, nearly 7 billion times each month. We also launched a China Mobile smart mid-end platform gateway and branding, and joined hands with high-quality partners to explore new commercial scenarios in which to apply the capabilities. Our partnership network expanded. We proactively built extensive networks and deepened our strategic partnerships with local governments, enterprises and public institutions. We initiated cross-sector cooperation on information services, making use of the complementary strengths of different sectors to drive social and economic development. We advanced the “5G+ Blooming Action” campaign, put forward a “100 billion” industry stimulus plan and upgraded the “Joint Innovation Plus” scheme to step up efforts to develop the “relative circle” and our “partnership network”. We launched the “Yunshang Yidong”, “Wutong Yinfeng” and “Jiutian Lanyue” programs to share data services and capabilities in order to promote cooperation and help traditional sectors with digital-intelligent upgrading. We formed the Research Institute for the Future and the China Mobile Fellows Workstation, and set up a joint fund with the National Natural Science Foundation of China with a view to encouraging enterprise innovation. We also took steps to carry out research on next-generation information and communications technologies including 6G. We joined forces with renowned higher education institutions, science and research institutions and leading industry players to establish a joint research institution, so as to make further contributions to the industry, drawing on our groundbreaking and top-notch innovation. Our system reforms deepened. With the goal of establishing China Mobile as a world-class model enterprise, we systemically furthered reforms to key areas such as governance, staff deployment and incentive mechanisms, in order to build new momentum toward the high-quality development of our organization. We have furthered the national reform program that drives selected Chinese technology companies to implement market-oriented reforms. Through two of our subsidiaries that specialize in IoT and cloud technology, we have also been striving for new breakthroughs in terms of corporate governance, market-based recruitment and appointment, reinforcing incentive and restraint mechanisms and stimulating momentum in technological innovation. We implemented a threepronged mechanism to encourage and foster technological innovation for the organization, individuals and projects. New mechanisms that we have put in place include appointing managers for innovative products and setting up designated zones for science and technology innovation. We also made continuous efforts to build up our “T-H-T” (Ten-Hundred-Thousand) technical expert system, bringing into full play our leading industry expertise to stimulate creativity. We continued to unleash the vitality of innovation and entrepreneurship and drive reforms related to the market, corporate business, networks, online marketing services and other areas. The strategy of allowing the headquarters to set strategies, regional companies to drive market development and specialized teams to enhance competence has proven effective in generating synergies across the board. Initiatives to deepen reforms on grid operations have included the management checklist mechanism that sets clear assessment and authorization procedures and criteria, reducing the workload of frontline grid operations while boosting efficiency.

Chairman’s Statement Interim Report 2021 09 CORPORATE GOVERNANCE AND SUSTAINABLE DEVELOPMENT We always uphold the principles of integrity, transparency, openness and efficiency, and fully comply with all applicable listing rules to ensure sound corporate governance. We pursued policies to maintain diversity in the composition of our board of directors and strove to further improve our corporate governance and decisionmaking mechanism. By consistently adhering to the corporate compliance principles of “strictly observing laws, duly respecting rules, fulfilling commitments and upholding integrity”, we continue to improve our compliance management ability. We are also committed to enhancing our ability to detect risk and exercise effective risk control. We have further strengthened our supervision over key businesses, projects and issues to ensure sound operations. Meanwhile, we attach great importance to our sustainable development. We are committed to achieving this goal by creating greater good for the wider community with the utmost sincerity. Guided by a mission of serving the big picture of national and social development and meeting people’s needs for a better life, we have fully implemented our corporate responsibility and continued to shoulder our due responsibility to make contributions in the areas of digital-intelligent transformation, rural revitalization, peak carbon emissions and carbon neutrality, prevention and control of COVID-19 and disaster relief and rescue missions. We have formulated a rural revitalization plan with the aims of building digital-intelligent villages and consolidating the results of poverty eradication in these areas. We have provided intelligent technologies and capabilities to facilitate the modernization of the agricultural industry and villages, and endeavored to offer support for the full revitalization of rural areas. We have also unveiled White Paper on “C² Three Energy-China Mobile Carbon Peak Carbon Neutrality Action Plan”. Our objectives are to save energy in operations through technological innovation, raise the proportion of clean energy and bring into play operational advantages to energize the empowerment of helping to reduce carbon emissions. APPLYING FOR THE RMB SHARES ISSUE In order to grasp the window of opportunity to develop the information services market, promote the implementation of the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, advance digital-intelligent transformation, cultivate a digital-intelligent ecosystem with new vitality and build new momentum toward highquality development, the Company proposed to apply for RMB share issue on the Main Board of the Shanghai Stock Exchange. On 17 May 2021, the Board approved the proposal, which was subsequently approved by our shareholders on 9 June 2021 at an extraordinary general meeting. Other related work is in progress and will be implemented upon approvals from the relevant regulatory authorities in accordance with relevant procedures. It is proposed to use the proceeds from the RMB share issue in projects related to new infrastructure, new resource factors and new momentum, advancing digital-intelligent transformation and cultivating a digital-intelligent ecosystem with new vitality. Specifically, the proceeds will be used in the following projects: the development of premium 5G networks, the development of new infrastructure for cloud resources, the development of gigabit broadband and smart home, the development of the smart mid-end platform, R&D for next-generation information technologies and the development of a digital-intelligent ecosystem.

10 China Mobile Limited Chairman’s Statement OUTLOOK At present, a new wave of technological revolution and industry transformation characterized by digital, network and intelligent features has emerged, and the digital economy has become the major driving force of growth. With 5G at the forefront, a new generation of information technology is integrating into the economy, society and people’s livelihood at an accelerated pace, giving rise to new sectors, new models and new products. An enormous “blueocean” of business opportunities is taking shape. It is expected that, the contribution of digital economy to China’s GDP will increase from 38.6% in 2020 to more than 50%2 in 2025. Revenue from China’s information service sector will grow from RMB10.8 trillion in 2020 to more than RMB20 trillion2 in 2025. That will translate into tremendous opportunities for our digital-intelligent transformation. Looking ahead, we will adhere to the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, following the path of digital-intelligent transformation to strive for high-quality growth. We will develop innovative digital-intelligent products and promote the extension of our product offerings from the realm of telecommunications services to that of information services. We will strengthen our digital-intelligent networks and build up a network system that is characterized by the convergence of cloud and network, as well as by a high level of automation and intelligence. We will establish a digital-intelligent mid-end platform to support innovation and a digital-intelligent organization equipped with sound systems and talented teams to satisfy the needs of our digital-intelligent transformation. In addition, we will nurture a digital-intelligent ecosystem and proactively create a digital-intelligent cluster to bring together different forces and unlock the potential of the digital space on a broader scale and at a deeper level. With our all-out efforts in the five areas above, we will make every endeavor to develop our second curve of growth and create new growth drivers in the process of promoting the digital-intelligent transformation of the economy and society, thus generating greater value for our shareholders and customers. ACKNOWLEDGEMENT Finally, on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers and the general public, and for the dedication and contribution of our employees. Yang Jie Chairman Hong Kong, 12 August 2021 2 Data sources: MIIT and CAICT

Interim Report 2021 11 Financial Highlights Operating Revenue (RMB million) 389,863 443,647 1H2020 1H2021 Revenue from Telecommunications Services (RMB million) 358,230 393,215 1H2020 1H2021 EBITDA (RMB million) 145,710 161,988  1H2020 1H2021 Basic Earnings Per Share (RMB)  2.72 2.89 1H2020 1H2021 Six months ended 30 June 2021 2020 Operating revenue (RMB million) 443,647 389,863 Of which : Revenue from telecommunications services (RMB million) 393,215 358,230 EBITDA1 (RMB million) 161,988 145,710 EBITDA margin2 36.5% 37.4% EBITDA as % of revenue from telecommunications services 41.2% 40.7% Profit attributable to equity shareholders (RMB million) 59,118 55,765 Margin of profit attributable to equity shareholders3 13.3% 14.3% Basic earnings per share (RMB) 2.89 2.72 Dividend per share – Interim (HK$) 1.63 1.53  1 EBITDA = profit from operations + depreciation and amortization 2 EBITDA margin = EBITDA / operating revenue 3 Margin of profit attributable to equity shareholders = profit attributable to equity shareholders / operating revenue

12 China Mobile Limited Unaudited Condensed Consolidated Statement of Comprehensive Income for the six months ended 30 June 2021 (Expressed in Renminbi (“RMB”)) Six months ended 30 June 2021 2020 Note Million Million Operating revenue 5 Revenue from telecommunications services 393,215 358,230 Revenue from sales of products and others 50,432 31,633 443,647 389,863 Operating expenses Network operation and support expenses 6 121,146 108,773 Depreciation and amortization 99,472 86,592 Employee benefit and related expenses 55,910 49,056 Selling expenses 30,389 31,350 Cost of products sold 50,042 31,442 Other operating expenses 7 24,172 23,532 381,131 330,745 Profit from operations 62,516 59,118 Other gains 2,707 2,355 Interest and other income 8 7,367 6,886 Finance costs (1,421) (1,470) I ncome from investments accounted for using the equity method 6,527 5,998 Profit before taxation 77,696 72,887 T axation 9 (18,510) (17,023) P ROFIT FOR THE PERIOD 59,186 55,864 Other comprehensive income for the period, net of tax: Items that will not be subsequently reclassified to profit or loss Changes in the fair value of financial assets at fair value through other comprehensive income (191) 148 Share of other comprehensive income/(loss) of investments accounted for using the equity method 46 (37) Items that may be subsequently reclassified to profit or loss Currency translation differences (186) 412 Share of other comprehensive (loss)/income of investments accounted for using the equity method (18) 102 T OTAL COMPREHENSIVE INCOME FOR THE PERIOD 58,837 56,489

Interim Report 2021 13 for the six months ended 30 June 2021 (Expressed in RMB) Unaudited Condensed Consolidated Statement of Comprehensive Income (Continued) Six months ended 30 June 2021 2020 Note Million Million Profit attributable to: Equity shareholders of the Company 59,118 55,765 Non-controlling interests 68 99 PROFIT FOR THE PERIOD 59,186 55,864 Total comprehensive income attributable to: Equity shareholders of the Company 58,769 56,390 Non-controlling interests 68 99 TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 58,837 56,489 Earnings per share – Basic 11(a) RMB2.89 RMB2.72 Earnings per share – Diluted 11(b) RMB2.89 RMB2.72 The notes on pages 18 to 34 are an integral part of this interim financial information.

14 China Mobile Limited Unaudited Condensed Consolidated Balance Sheet as at 30 June 2021 (Expressed in RMB) As at 30 June 2021 As at 31 December 2020 No te Million Million Assets Non-current assets Property, plant and equipment 12 683,640 705,547 Construction in progress 12 96,714 71,651 Right-of-use assets 59,858 65,091 Land use rights 15,954 16,192 Goodwill 35,344 35,344 Other intangible assets 9,149 7,213 Investments accounted for using the equity method 13 167,283 161,811 Deferred tax assets 45,299 38,998 Financial assets measured at fair value��through other comprehensive income 14 908 1,111 Financial assets measured at fair value through profit or loss 14 5,125 – Restricted bank deposits 7,054 8,836 Other non-current assets 39,153 36,345 1,165,481 1,148,139 Current assets Inventories 9,670 8,044 Contract assets 4,808 3,841 Accounts receivable 15 50,919 38,401 Other receivables 9,625 9,923 Amount due from ultimate holding company 19(a) 1,400 1,396 Prepayments and other current assets 23,785 25,713 Prepaid income tax 989 1,157 Financial assets measured at amortized cost 16 27,020 36,724 Financial assets measured at fair value through profit or loss 14 139,705 128,603 Restricted bank deposits 1,956 2,830 Bank deposits 90,952 110,382 Cash and cash equivalents 274,143 212,729 634,972 579,743 T otal assets 1,800,453 1,727,882

Interim Report 2021 15 as at 30 June 2021 (Expressed in RMB) Unaudited Condensed Consolidated Balance Sheet (Continued) As at 30 June 2021 As at 31 December 2020 No te Million Million Equity and liabilities Liabilities Current liabilities Accounts payable 17 160,165 167,990 Bills payable 8,387 4,561 Contract liabilities 68,027 79,028 Accrued expenses and other payables 254,452 200,952 Amount due to ultimate holding company 19(a) 34,225 26,714 Income tax payable 14,625 13,856 Lease liabilities 25,621 24,173 565,502 517,274 Non-current liabilities Lease liabilities – non-current 37,528 42,460 Deferred revenue 7,767 8,601 Deferred tax liabilities 1,803 1,668 Other non-current liabilities 6,014 5,107 53,112 57,836 Total liabilities 618,614 575,110 Equity Share capital 402,130 402,130 Reserves 775,848 746,786 Total equity attributable to equity shareholders of the Company 1,177,978 1,148,916 Non-controlling interests 3,861 3,856 Total equity 1,181,839 1,152,772 Total equity and liabilities 1,800,453 1,727,882 The notes on pages 18 to 34 are an integral part of this interim financial information.

16 | China Mobile Limited

Unaudited Condensed Consolidated Statement of Changes in Equity

for the six months ended 30 June 2021 (Expressed in RMB)

	Attributable to equity shareholders of the Company								
	Share capital Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC Statutory and other reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2020	402,130	(264,356)	72	1,717	349,280	614,930	1,103,773	3,516	1,107,289
Changes in equity for the six months ended 30 June 2020:									
Profit for the period	–	–	–	–	–	55,765	55,765	99	55,864
Changes in the fair value of financial assets at fair value through other comprehensive income	–	148	–	–	–	–	148	–	148
Currency translation differences	–	–	–	412	–	–	412	–	412
Share of other comprehensive income of investments accounted for using the equity method	–	65	–	–	–	–	65	–	65
Total comprehensive income for the period	–	213	–	412	–	55,765	56,390	99	56,489
Dividends paid during the period (note 10(b))	–	–	–	–	–	(32,169)	(32,169)	–	(32,169)
Share option scheme – Value of share options (note 18)	–	22	–	–	–	–	22	–	22
Share of other reserves of investments accounted for using the equity method	–	(425)	–	–	–	–	(425)	–	(425)
Others	–	–	–	–	26	(1,222)	(1,196)	–	(1,196)
As at 30 June 2020	402,130	(264,546)	72	2,129	349,306	637,304	1,126,395	3,615	1,130,010
As at 31 December 2020	**402,130**	**(264,308)**	**72**	**(198)**	**350,508**	**660,712**	**1,148,916**	**3,856**	**1,152,772**
Changes in equity for the six months ended 30 June 2021:									
Profit for the period	–	–	–	–	–	59,118	59,118	68	59,186
Changes in the fair value of financial assets at fair value through other comprehensive income	–	(191)	–	–	–	–	(191)	–	(191)
Currency translation differences	–	–	–	(186)	–	–	(186)	–	(186)
Share of other comprehensive income of investments accounted for using the equity method	–	28	–	–	–	–	28	–	28
Total comprehensive income for the period	–	(163)	–	(186)	–	59,118	58,769	68	58,837
Dividends paid during the period (note 10(b))	–	–	–	–	–	(29,916)	(29,916)	(63)	(29,979)
Share option scheme – Value of share options (note 18)	–	209	–	–	–	–	209	–	209
Share of other reserves of investments accounted for using the equity method	–	(41)	–	–	–	–	(41)	–	(41)
Others	–	–	–	–	41	–	41	–	41
As at 30 June 2021	**402,130**	**(264,303)**	**72**	**(384)**	**350,549**	**689,914**	**1,177,978**	**3,861**	**1,181,839**

The notes on pages 18 to 34 are an integral part of this interim financial information.

Interim Report 2021 17 Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended 30 June 2021 (Expressed in RMB) Six months ended 30 June 2021 2020 Million Million Operating activities Cash generated from operations 185,353 181,136 Tax paid (23,735) (21,071) Net cash generated from operating activities 161,618 160,065 Investing activities Payment for property, plant and equipment (86,470) (92,573) O thers 22,174 44,601 Net cash used in investing activities (64,296) (47,972) Financing activities Dividend paid to the Company’s equity shareholders (29,916) (32,169) Repayment of principal and interest of lease liabilities (12,768) (12,561) O thers 6,892 17,858 Net cash used in financing activities (35,792) (26,872) Net increase in cash and cash equivalents 61,530 85,221 Cash and cash equivalents as at 1 January 212,729 175,933 Effect of changes in foreign exchange rate (116) 51 Cash and cash equivalents as at 30 June 274,143 261,205 The notes on pages 18 to 34 are an integral part of this interim financial information.

18 China Mobile Limited Notes to Unaudited Condensed Consolidated Interim Financial Information (Expressed in RMB unless otherwise indicated) 1 GENERAL INFORMATION China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in the mainland of China and in Hong Kong (for the purpose of preparing the unaudited condensed consolidated interim financial information, the mainland of China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in the mainland of China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The Company was listed on the New York Stock Exchange (the “NYSE”) and The Stock Exchange of Hong Kong Limited (the “HKEX”) on the 22nd and 23rd of October 1997 respectively. In January 2021, the NYSE announced to commence delisting proceedings of the ADSs of the Company (the “Determination”). Subsequently, the Company filed with the NYSE a request for a review of such Determination on 20 January 2021. On 6 May 2021, the NYSE affirmed the Determination, and filed a Form 25 the next day with the US Securities and Exchange Commission to strike the Company’s ADSs from listing and registration, which have taken effect on 18 May 2021. The unaudited condensed consolidated interim financial information was approved by the board of directors of the Company for issuance on 12 August 2021. The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). KPMG’s unmodified independent review report to the board of directors is included on page 35 of this interim report.

Notes to Unaudited Condensed Consolidated Interim Financial Information Interim Report 2021 19 Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 1 GENERAL INFORMATION (CONTINUED) The financial information relating to the year ended 31 December 2020, that is included in the unaudited condensed consolidated interim financial information for the six months ended 30 June 2021 as comparative information, does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows: The Company has delivered the financial statements for the year ended 31 December 2020 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622). The predecessor auditor of the Company, PricewaterhouseCoopers, has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622). 2 BASIS OF PREPARATION The unaudited condensed consolidated interim financial information for the six months ended 30 June 2021 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”), and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA, which are consistent, and the applicable disclosure requirements of the Rule Governing the Listing of Securities (the “Listing Rules”) on HKEX. The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/ HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates. The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2020. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2020 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2021. No events and transactions that are significant to the changes in financial position and performance of the Group since the release of the annual financial statements for the year ended 31 December 2020 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

20 China Mobile Limited Notes to Unaudited Condensed Consolidated Interim Financial Information Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 3 SIGNIFICANT ACCOUNTING POLICIES Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2020. The following amendments are mandatory for the first time for the Group’s financial year beginning on 1 January 2021 and are applicable for the Group: Amendments to IFRS/HKFRS 9 “Financial Instruments”, IAS/HKAS 39 “Financial Instruments: Recognition and Measurement”, IFRS/HKFRS 7 “Financial Instruments: Disclosures”, IFRS/HKFRS 4 “Insurance Contracts” and IFRS/HKFRS 16 “Leases” – Interest rate benchmark reform – phase 2 The adoption of the above amendments did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information. In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning on or after 1 January 2022 and have not been early adopted by the Group. The management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required. 4 SEGMENT REPORTING An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in the mainland of China. The Group’s assets located and operating revenue derived from activities outside of the mainland of China are less than 5% of the Group’s assets and operating revenue, respectively.

Notes to Unaudited Condensed Consolidated Interim Financial Information Interim Report 2021 21 Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 5 OPERATING REVENUE Six months ended 30 June 2021 2020 Million Million Revenue from telecommunications services Voice services 40,849 41,188 Data services – SMS & MMS 16,481 14,639 – Wireless data traffic 208,581 208,112 – Wireline broadband 47,200 36,368 – Applications and information services 69,287 47,698 Others 10,817 10,225 393,215 358,230 R evenue from sales of products and others 50,432 31,633 443,647 389,863 The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material. 6 NETWORK OPERATION AND SUPPORT EXPENSES Six months ended 30 June 2021 2020 No te Million Million Maintenance, operation support and related expenses 71,087 58,832 Power and utilities expenses 24,342 23,692 Charges for use of tower assets (i) 13,809 13,177 Charges for use of lines and network assets (ii) 4,726 4,537 O thers 7,182 8,535 121,146 108,773 Note: (i) Charges for use of tower assets include the non-lease components charges (maintenance, certain ancillary facilities usage and related support services) for use of telecommunications towers and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred. (ii) Charges for use of lines and network assets mainly include the non-lease components charges and the lease components charges for lease contracts that are exempt from recognition of right-of-use assets and lease liabilities, such as short-term lease payments, lease payments of low-value assets and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

22 | China Mobile Limited

Notes to Unaudited Condensed Consolidated Interim Financial Information

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)

(Expressed in RMB unless otherwise indicated)

7 OTHER OPERATING EXPENSES

	Six months ended 30 June	
	2021	2020
	Million	Million
Interconnection	**9,796**	9,066
Expected credit impairment losses	**4,561**	3,754
Net loss on disposal, write-off and impairment of property, plant and equipment	**385**	1,064
Others	**9,430**	9,648
	24,172	23,532

8 INTEREST AND OTHER INCOME

	Six months ended 30 June	
	2021	2020
	Million	Million
Interest income	**4,995**	5,578
Fair value gains recognized, net	**2,372**	1,308
	7,367	6,886

9 TAXATION

		Six months ended 30 June	
		2021	2020
	Note	**Million**	Million
Current tax			
Provision for the PRC enterprise income tax on the estimated assessable profits for the period	(i)	**24,421**	25,973
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(ii)	**250**	250
		24,671	26,223
Deferred tax			
Origination and reversal of temporary differences, net		**(6,161)**	(9,200)
		18,510	17,023

Note:

(i) The provision for the PRC enterprise income tax is computed based on the statutory tax rate of 25% (for the six months ended 30 June 2020: 25%) on the estimated assessable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2021, and certain subsidiaries of the Company enjoy a preferential tax rate of 15% (for the six months ended 30 June 2020: 15%).

(ii) The provision for Hong Kong profits tax is calculated at 16.5% (for the six months ended 30 June 2020: 16.5%) of the estimated assessable profits for the six months ended 30 June 2021.

(iii) Pursuant to the "Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" issued by SAT in 2009 ("2009 Notice"), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempt from PRC enterprise income tax.

Notes to Unaudited Condensed Consolidated Interim Financial Information Interim Report 2021 23 Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 10 DIVIDENDS (a) Dividends attributable to the period Six months ended 30 June 2021 2020 Million Million Ordinary interim dividend declared after the balance sheet date of HK$1.630 (equivalent to approximately RMB1.356) (2020: HK$1.530 (equivalent to approximately RMB1.398)) per share 27,771 28,616 The 2021 ordinary interim dividend, which is declared in Hong Kong dollars, is translated into RMB with reference to the rate HK$1=RMB0.83208, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2021. As the ordinary interim dividend was declared after the balance sheet date, such dividend had not been recognized as liability as at 30 June 2021. In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals. (b) Dividends attributable to the previous financial year, approved and paid during the period Six months ended 30 June 2021 2020 Million Million Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.760 (equivalent to approximately RMB1.481) (2020: HK$1.723 (equivalent to approximately RMB1.543)) per share 29,916 32,169

24 China Mobile Limited Notes to Unaudited Condensed Consolidated Interim Financial Information Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 11 EARNINGS PER SHARE (a) Basic earnings per share The calculation of basic earnings per share for the six months ended 30 June 2021 is based on the profit attributable to equity shareholders of the Company of RMB59,118 million (for the six months ended 30 June 2020: RMB55,765 million) and the weighted average number of 20,475,482,897 shares in issue during the six months ended 30 June 2021 (for the six months ended 30 June 2020: 20,475,482,897 shares). (b) Diluted earnings per share For the six months ended 30 June 2021, the Group has considered the impact from the share options issued by the Company (note 18) and the Group’s investment in the convertible bonds issued by an associate (note 14) when calculating diluted earnings per share. For the six months ended 30 June 2021, as the exercised price of the share options exceeded the average market price of ordinary shares during the period for which the share options were in issue, such share options did not have any dilutive effect on earnings per share. In addition, the impact from the associate’s convertible bonds was anti-dilutive; therefore diluted earnings per share were the same as basic earnings per share. 12 PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS (a) Changes in residual value rate and depreciable life of assets With the accelerating construction of the Group’s 5G telecommunications network, the Group continually terminated or retired the inefficient or invalid assets to further improve network quality. During the process, the Group increasingly noted that the corresponding net disposal proceeds of certain assets may not fully compensate their remaining net book value. In the first half of 2021, the Group reviewed the residual value rate of assets, and decided to adjust the residual value rate of certain wireless and transmission assets (mainly comprising 2G wireless equipment, telecommunications optic cables and pipelines, etc) to zero. The aforesaid changes in accounting estimates were made using the prospective application method. The depreciation and amortization for the six months ended 30 June 2021 increased by approximately RMB7,973 million as a result of the aforesaid changes in accounting estimates. The Group adjusted the depreciable lives of the 4G wireless assets from 5 years to 7 years with effect from 2020. The aforesaid changes in accounting estimates were made using the prospective application method, resulting in the depreciation and amortization for the six months ended 30 June 2020 decreased by approximately RMB10,408 million. (b) Acquisition of property, plant and equipment and construction in progress For the six months ended 30 June 2021, the Group acquired items of property, plant and equipment and construction in progress with an aggregate cost of RMB85,976 million (for the six months ended 30 June 2020: RMB100,974 million) and the depreciation of property, plant and equipment recognized in unaudited condensed consolidated statement of comprehensive income was RMB83,337 million (for the six months ended 30 June 2020: RMB72,559 million).

Notes to Unaudited Condensed Consolidated Interim Financial Information

Interim Report 2021 | 25

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)

(Expressed in RMB unless otherwise indicated)

13 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the unaudited condensed consolidated balance sheet are as follows:

	As at 30 June 2021 Million	As at 31 December 2020 Million
Associates	**166,159**	160,732
Joint ventures	**1,124**	1,079
	167,283	161,811

Details of principal associates, all of which are listed on exchanges, are as follows:

Name of associate	**Place of incorporation/ establishment and operations**	**Proportion of ownership interest held by the Company's subsidiary**	**Principal activity**
Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank")	The PRC	18%	Provision of banking services
China Tower Corporation Limited ("China Tower")	The PRC	28%	Construction, maintenance and operation of telecommunications towers
IFLYTEK Co., Ltd. ("IFLYTEK")	The PRC	12%	Provision of intelligent voice and artificial intelligence products and services
True Corporation Public Company Limited ("True Corporation")	Thailand	18%	Provision of telecommunications services
AsiaInfo Technologies Limited ("AsiaInfo")	The PRC	20%	Provision of software products and related services

26 | China Mobile Limited Notes to Unaudited Condensed Consolidated Interim Financial Information

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)

(Expressed in RMB unless otherwise indicated)

13 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i) The fair values of the interests in listed associates are based on quoted market prices (level 1: unadjusted quoted price in active markets) as at the balance sheet date, without any deduction of transaction costs, and disclosed as follows:

	As at 30 June 2021		As at 31 December 2020	
	Carrying amount Million	Fair value Million	Carrying amount Million	Fair value Million
SPD Bank	**107,398**	**53,349**	102,102	51,642
China Tower	**49,906**	**43,760**	49,790	47,159
IFLYTEK	**2,278**	**17,433**	2,290	10,543
True Corporation	**5,049**	**3,848**	5,192	4,502
AsiaInfo	**1,193**	**2,002**	1,213	1,709

(ii) The Group assesses at the end of each reporting period whether there is objective evidence that interests in associates and joint ventures are impaired.

As at 30 June 2021, the fair value of investment in SPD Bank was RMB53,349 million (as at 31 December 2020: RMB51,642 million) based on its quoted market price, which was below its carrying amount by approximately 50.3% (as at 31 December 2020: approximately 49.4%). The management of the Group performed the impairment test and determined the respective recoverable amount of the investment based on its value in use. The calculation has considered pre-tax cash flow projections of SPD Bank for the five years ending 30 June 2026 with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in the mainland of China. The management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on the management's assessment results and sensitivity analysis performed, there was no impairment of the investment as at 30 June 2021.

As at 30 June 2021, the fair value of investment in China Tower was RMB43,760 million (as at 31 December 2020: RMB47,159 million) based on its quoted market price, which was below its carrying amount by approximately 12.3% (as at 31 December 2020: approximately 5.3%). After assessment, management concluded that the impairment was not required for the investment.

As at 30 June 2021, the fair value of investment in True Corporation was RMB3,848 million (as at 31 December 2020: RMB4,502 million) based on its quoted market price, which was below its carrying amount by approximately 23.8% (as at 31 December 2020: approximately 13.3%). The management of the Group performed an impairment test and determined the respective recoverable amount of the investment based on its value in use. Based on the management's assessment results, there was no impairment of the investment as at 30 June 2021.

The management has determined that there was no impairment indicator of the Group's investments in other associates or joint ventures as at 30 June 2021 and 31 December 2020.

Notes to Unaudited Condensed Consolidated Interim Financial Information Interim Report 2021 27 Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 14 FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS The following table presents the fair value and fair value hierarchy of the Group’s financial instruments measured at the end of the reporting period on a recurring basis. The level into which a fair value measurement is classified is determined with reference to the lowest level input that is significant to the entire measurement. The different levels have been defined as follows: • Level 1 valuations: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. • Level 2 valuations: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. • Level 3 valuations: fair value measured using significant unobservable inputs. The following table presents the Group’s assets that are measured at fair value at 30 June 2021: Level 1 Level 2 Level 3 Total No te Million Million Million Million Financial assets measured at fair value through other comprehensive income (“FVOCI”) (i) 864 – 44 908 Financial assets measured at fair value through profit or loss (“FVPL”) ( ii) 10,615 – 134,21 5 144,83 0 Total 11,479 – 134,25 9 145,73 8 The following table presents the Group’s assets that are measured at fair value at 31 December 2020: Level 1 Level 2 Level 3 Total No te Millio n Millio n Millio n Millio n Financial assets measured at fair value through other comprehensive income (“FVOCI”) (i) 1,067 – 44 1,111 Financial assets measured at fair value through profit or loss (“FVPL”) ( ii) 10,58 1 – 118,02 2 128,60 3 T otal 11,64 8 – 118,06 6 129,71 4 Note: (i) The category of FVOCI is primarily the equity investments in listed companies that are not held for trading. (ii) The category of FVPL mainly comprises wealth management products (“WMPs”), monetary funds and other investment products offered by various financial institutions in China amounting to RMB133,361 million (as at 31 December 2020: RMB117,289 million) and the Group’s investment in the convertible bonds issued by SPD Bank (“CB”) amounting to RMB9,345 million (as at 31 December 2020: RMB9,259 million). The fair values of aforesaid investment products were determined based on cash flow discounted assuming the expected return will be obtained upon maturity. For the six months ended 30 June 2021 and 2020, the Group didn’t convert any CB into equity shares of SPD Bank. There were no transfers between the levels of fair value hierarchy for the six months ended 30 June 2021 and 2020.

28 | China Mobile Limited Notes to Unaudited Condensed Consolidated Interim Financial Information

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)

(Expressed in RMB unless otherwise indicated)

15 ACCOUNTS RECEIVABLE

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 30 June 2021 Million	As at 31 December 2020 Million
Within 30 days	**15,909**	14,917
31 – 60 days	**5,599**	4,132
61 – 90 days	**5,083**	3,255
91 days – 1 year	**20,718**	13,076
Over 1 year	**3,610**	3,021
	50,919	38,401

The accounts receivable of the Group are primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. For corporate customers, the credit period grants by the Group is based on the service contract terms, normally not exceeding 1 year.

16 FINANCIAL ASSETS MEASURED AT AMORTIZED COST

Financial assets measured at amortized cost primarily include short-term loans granted to China Tower through China Mobile Group Finance Co., Ltd.("China Mobile Finance") amounting to RMB2,500 million (as at 31 December 2020: RMB2,500 million), as well as other short-term loans and debt instrument investments to banks, other financial institutions and other third parties amounting to RMB24,580 million (as at 31 December 2020: RMB34,335 million). The interest rates of short-term loans are mutually agreed among the parties with reference to the market interest rates.

Notes to Unaudited Condensed Consolidated Interim Financial Information Interim Report 2021 29 Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 17 ACCOUNTS PAYABLE Accounts payable primarily include payables for network expansion, maintenance and support expenses and interconnection expenses, etc. The aging analysis of accounts payable is as follows: As at 30 June 2021 As at 31 December 2020 Million Million Payable in the periods below: Within 1 month or on demand 136,160 142,653 After 1 month but within 3 months 6,380 6,143 After 3 months but within 6 months 5,474 3,422 After 6 months but within 9 months 3,270 5,408 A fter 9 months but within 12 months 8,881 10,364 160,165 167,990  All of the accounts payable are expected to be settled within one year or are repayable on demand. 18 SHARE-BASED PAYMENT At the Company’s Annual General Meeting (“AGM”) held on 20 May 2020, the shareholders of the Company approved the adoption of the Share Option Scheme (the “Scheme”), for the grant of share options (“Share Options”) to qualified participants. The maximum number of shares to be issued upon the exercise of the Share Options granted under the Scheme shall not in aggregate exceed 10% of the total share capital of the Company as at the date of approval of the Scheme at a general meeting of shareholders. On 12 June 2020 (the “Grant Date”), the Board of Directors of the Company approved the grant of Share Options representing an aggregate of 305,601,702 shares to 9,914 participants of the Scheme pursuant to the aforementioned authorization, which represented 1.5% of the Company’s issued share capital. Participants are backbone management, technical and business personnel who have a direct impact on the Company’s operating performance and sustainable development. No Share Options had been granted to the directors, chief executive or substantial shareholder of the Company or any of their related parties. The exercise price was HK$55.00 per share. The exercise price of options shall be determined in accordance with the fair market price principle, with the base day for pricing being the Grant Date. The exercise price shall not be lower than the higher of the following prices: (i) the closing price of the Shares on the Grant Date; and (ii) the average closing price of the Shares on the HKEX for the five trading days prior to the Grant Date. Subject to the satisfaction of the conditions for vesting as provided under the Scheme, the Share Options granted shall be vested in three batches as follows: (i) the first batch (being 40% of the Share Options granted) will be vested on the first trading day after 24 months from the Grant Date; (ii) the second batch (being 30% of the Share Options granted) will be vested on the first trading day after 36 months from the Grant Date; and (iii) the third batch (being 30% of the Share Options granted) will be vested on the first trading day after 48 months from the Grant Date. Vesting period ends ten years from the Grant Date.

30 China Mobile Limited Notes to Unaudited Condensed Consolidated Interim Financial Information Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 18 SHARE-BASED PAYMENT (CONTINUED) The Company has used the Binomial Model to determine the fair value of the Share Options as at the Grant Date, which is to be recorded in profit or loss over the vesting period. The weighted average fair value of the Share Options granted by the Company was HK$4.00 per share. For the six months ended 30 June 2021, share-based compensation expenses recorded in profit or loss amounted to RMB209 million (for the six months ended 30 June 2020: RMB22 million). (a) Movements in share options Movements in the number of share options outstanding and their related weighted average exercise prices are as follows: Share option scheme Average exercise price Numbers of options As at 1 January 2021 HK$55.00 304,702,702 Granted – – Forfeited HK$55.00 (1,319,534) Exercised – – Expired – – As at 30 June 2021 HK$55.00 303,383,168 Vested and exercisable as at 30 June 2021 – – For the six months ended 30 June 2021 and 2020, as the condition for vesting of the Share Options had not been satisfied, no Share Options had been vested, and no ordinary shares had been issued by the Company as none of Share Options was exercisable. (b) Outstanding share options Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as at 30 June 2021 are as follows: Grant date Normal exercise period Exercise price No. of shares involved in the options outstanding as at 30 June 2021 No. of shares involved in the options outstanding as at 31 December 202 0 12 June 2020 12 June 2022-12 June 2030 HK$55.00 121,353,268 121,881,080 12 June 2020 12 June 2023-12 June 2030 HK$55.00 91,014,950 91,410,811 12 June 2020 12 June 2024-12 June 2030 HK$55.00 91,014,950 91,410,811 The options outstanding as at 30 June 2021 had a weighted average remaining contractual life of 9 years (as at 31 December 2020: 9.5 years).

Notes to Unaudited Condensed Consolidated Interim Financial Information  Interim Report 2021 31 Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 19 RELATED PARTY TRANSACTIONS (a) Transactions with CMCC Group The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries excluding the Group (“CMCC Group”) for the six months ended 30 June 2021 and 2020. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of the Listing Rules. Six months ended 30 June 2021 2020 No te Million Million Revenue from telecommunications services (i) 635 268 Property leasing and management service revenue (ii) 143 93 Telecommunications service charges (i) 20 66 Property leasing and management service charges (ii) 795 549 Charges for use of network assets (iii) 1,735 609 Interest expenses (iv) 75 54 Short-term bank deposits received, net (iv) 7,462 17,912 The outstanding balances related to transactions with CMCC Group are included in the following accounts captions summarized as follows: As at 30 June 2021 As at 31 December 2020 No te Million Million Accounts receivable 1,071 995 Other receivables 1 372 Prepayments and other current assets 15 6 Amounts due from ultimate holding company 1,400 1,396 Right-of-use assets 859 679 Lease liabilities 995 770 Accounts payable 5,005 4,770 Accrued expenses and other payables 2,178 1,696 Amounts due to ultimate holding company (iv) 34,225 26,714 The amounts arise in the ordinary course of business and with terms determined through mutual negotiation, which are fair and reasonable. Note: (i) The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the provision of telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services. (ii) The amounts represent the charges of property leasing and management fees received/receivable from or paid/payable to CMCC Group in respect of offices, retail outlets and warehouses. The amounts include the depreciation of right-of-use assets recognized in relation to the property leasing agreements and the finance cost associated with the lease liabilities. (iii) The amounts represent the charges for use of network assets and the TD-SCDMA network capacity charges paid/payable to CMCC Group. (iv) The amounts represent the deposits received from or repaid to CMCC Group and interest expenses paid/payable to CMCC Group in respect of the deposits. The interest rate of such deposits is negotiated based on the benchmark interest rate published by the People’s Bank of China.

32 China Mobile Limited Notes to Unaudited Condensed Consolidated Interim Financial Information Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 19 RELATED PARTY TRANSACTIONS (CONTINUED) (b) Principal transactions with associates and joint ventures of the Group The following is a summary of principal related party transactions entered into by the Group with the associates and joint ventures of the Group for the six months ended 30 June 2021 and 2020. Six months ended 30 June 2021 2020 No te Million Million Revenue from telecommunications services (i) 457 259 Property leasing and management service revenue (ii) 10 2 Interest and other income (iii) 1,270 1,268 Dividend income 1,292 1,014 Telecommunications service charges (i) 1,737 – Related costs for use of tower assets (iv) 21,317 20,479 The outstanding balances related to transactions with the associates and joint ventures of the Group are included in the following accounts captions summarized as follows: As at 30 June 2021 As at 31 December 2020 No te Million Million Accounts receivable (i) 321 185 Interest receivable (iii) 989 502 Right-of-use assets (iv) 25,398 30,355 Other receivables (v) 349 455 Financial assets measured at amortized cost (vi) 5,461 5,440 Financial assets measured at fair value through profit or loss (vii) 33,015 25,692 Bank deposits (viii) 51,534 55,977 Prepayments and other current assets 30 23 Lease liabilities (iv) 30,105 37,729 Accounts payable (iv) 5,693 4,691 Bills payable (iv) 1,667 1,214 A ccrued expenses and other payables (iv) 11,791 8,228

Notes to Unaudited Condensed Consolidated Interim Financial Information Interim Report 2021 33  Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 19 RELATED PARTY TRANSACTIONS (CONTINUED) (b) Principal transactions with associates and joint ventures of the Group (Continued) Note: (i) The amounts represent telecommunications services settlement received/receivable from or paid/payable to the Group’s associates and joint ventures for the telecommunications project planning, design and construction services and the charges of purchasing software products and services paid/payable to the Group’s associates and joint ventures. (ii) The amounts represent the property leasing and management service revenue received/receivable from China Tower and other associates and joint ventures. (iii) The amounts primarily represent interest received/receivable from short-term loans granted to China Tower as mentioned in note 16,and also include interest received/receivable from deposits placed with SPD Bank, placements with SPD Bank, income derived from WMPs purchased from SPD Bank and the income from the CB publicly issued by SPD Bank as mentioned in note 14. (iv) The amounts primarily represent the right-of-use assets and lease liabilities recognized and the amount paid/payable to China Tower and other associates and joint ventures for the use of telecommunications towers. Related costs for use of tower assets include charges for use of tower assets, the depreciation of the right-of-use assets, and the finance cost associated with the lease liabilities. (v) The amounts primarily represent amount recoverable from China Tower in respect of power and utilities expenses and lease charges paid on their behalf. (vi) The amounts represent the short-term loans granted to China Tower and placements with SPD Bank. The related interest rates are mutually agreed among both parties with reference to the market interest rates. (vii) The amounts represent the WMPs purchased from SPD Bank and the CB publicly issued by SPD Bank. The return rates of WMPs are determined with reference to market conditions and the fair values of CB are based on quoted market prices (level 1). (viii) The amounts represent the deposits placed with SPD Bank, the interest rate of which is negotiated based on the benchmark interest rate published by the People’s Bank of China. (c) Transactions with associates and joint ventures of CMCC Group In addition, the Group has entered into transactions with associates and joint ventures of CMCC Group during the ordinary course of the Group’s business based on terms comparable to terms of transactions enacted with other entities, the amounts of such transactions and related outstanding balances were not material. (d) Transactions with other government-related entities in the PRC The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”). Apart from transactions with CMCC Group (note 19(a)), associates and joint ventures (note 19(b)), but not individually, significant transactions with other government-related entities which include but not limited to the following: – rendering and receiving telecommunications services, including interconnection revenue/charges – purchasing of goods, including use of public utilities – placing of bank deposits and purchasing of investment products These transactions are conducted during the ordinary course of the Group’s business based on terms comparable to terms of transactions enacted with other entities that are not government-related. The Group prices its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

34 China Mobile Limited Notes to Unaudited Condensed Consolidated Interim Financial Information Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) (Expressed in RMB unless otherwise indicated) 20 CAPITAL COMMITMENTS The Group’s capital expenditure contracted for as at the balance sheet dates but not provided in the unaudited condensed consolidated interim financial information were as follows: As at 30 June 2021 As at 31 December 2020 Million Million Land and buildings 5,981 8,607 T elecommunications equipment and others 39,862 37,967 45,843 46,574 21 EVENTS AFTER THE REPORTING PERIOD After the balance sheet date, the board of directors proposed an ordinary interim dividend. Further details are disclosed in note 10(a). 22 COMPARATIVE FIGURES Certain comparative figures on the balance sheet have been reclassified to conform to the presentation for the period.

Interim Report 2021 35 Report on Review of Interim Financial Information KPMG To the Board of Directors of China Mobile Limited (Incorporated in Hong Kong with limited liability) INTRODUCTION We have reviewed the condensed interim financial information set out on pages 12 to 34 which comprises the condensed consolidated balance sheet of China Mobile Limited (the “Company”) and its subsidiaries (together, the “Group”) as of 30 June 2021 and the related condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors are responsible for the preparation and presentation of the interim financial information in accordance with both International Accounting Standard 34 and Hong Kong Accounting Standard 34. Our responsibility is to form a conclusion, based on our review, on the condensed interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of the condensed interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial information as at 30 June 2021 is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 12 August 2021

36 China Mobile Limited  Discussion of Selected Items in the Interim Results OPERATING REVENUE In the first half of 2021, the Group seized the opportunities arising from the accelerated digital transformation of our economy and society. Revenue from traditional telecommunications businesses remained solid, while strong growth momentum in revenue from transforming businesses such as smart home, DICT and digital content as well as the balanced and integrated development of the CHBN markets allowed us to achieve outstanding business performance. The operating revenue of the Group was RMB443.6 billion, up by 13.8% year-on-year, of which revenue from telecommunications services reached RMB393.2 billion, up by 9.8% year-on-year. Revenue from SMS/MMS services reached RMB16.5 billion, up by 12.6% year-on-year. Revenue from wireless data traffic was RMB208.6 billion, up by 0.2% year-on-year. Revenue from wireline broadband services was RMB47.2 billion, up by 29.8% year-on-year, and its relative contribution to the revenue from telecommunications services increased year-onyear. Revenue from applications and information services was RMB69.3 billion, up by 45.3% year-on-year, presenting a good development momentum and further optimizing the Group’s overall revenue structure. OPERATING EXPENSES In light of sustained demand for resources arising from the Group’s transformation and upgrade as well as 5G operation at scale, the Group continued to precisely allocate resources by adhering to the principle of ensuring a sufficient budget for areas essential to promote growth, while reducing and controlling expenses on certain selected areas, endeavoured to increase revenue and reduce expenditure, thereby maintaining its favourable profitability. In the first half of 2021, the Group’s operating expenses were RMB381.1 billion, increased by 15.2% year-on-year, representing 85.9% of operating revenue. In the first half of 2021, network operation and support expenses was RMB121.1 billion, up by 11.4% year-on-year. The increase was due to, on one hand, completion of 5G base stations and data centers and corresponding increase in cost of operation and maintenance, and on the other hand, increased investments in transformation including development of smart home business, DICT product innovation and business development, and construction and maintenance of smart mid-end platforms. Power and utilities expenses were RMB24.3 billion, up by 2.7% year-onyear. Maintenance, operation support and related expenses were RMB71.1 billion, up by 20.8% year-on-year. Tower leasing fee on a comparable basis was RMB22.9 billion, up by 5.1% year-on-year. Depreciation and amortization were RMB99.5 billion, up by 14.9% year-on-year. Due to increased investment in accelerating network upgrade, cloudification and construction of smart mid-end platforms, the Group’s capital expenditure has maintained at a certain scale in recent years. The expansion in the scale of our assets led to sustained growth in depreciation and amortization. Furthermore, the Group continually terminated or retired the inefficient or invalid assets. During the process, the Group increasingly noted that the corresponding net disposal proceeds of certain assets may not fully compensate their remaining net book value. In the first half of 2021, the Group reviewed the residual value rate of assets, and decided to adjust the residual value rate of certain assets to zero. After excluding the associated impact, depreciation and amortization grew by 5.7% year-on-year on a comparable basis. The Group strengthened its integrated and online marketing, and enhanced its efficiency in utilization of marketing resources. The selling expenses were RMB30.4 billion, down by 3.1% year-on-year. The Group increased its investments and cultivation in “Business” and “New” markets management talents as well as research and development talents in 5G, AICDE and other fields. The employee benefit and related expenses for the first half of 2021 were RMB55.9 billion, up by 14.0% year-on-year, representing 12.6% of operating revenue. As of 30 June 2021, the Group had a total of 446,898 employees.

Discussion of Selected Items in the Interim Results Interim Report 2021 37 Discussion of Selected Items in the Interim Results (Continued) PROFITABILITY The Group continued to improve quality and efficiency in its operations, and maintained favourable profitability through enhancement of its operating efficiency. In the first half of 2021, profit attributable to equity shareholders was RMB59.1 billion, increased by 6.0% year-on-year, and margin of profit attributable to equity shareholders was 13.3%. EBITDA was RMB162.0 billion, increased by 11.2% year-on-year, and EBITDA margin was 36.5%. EBITDA represented 41.2% of revenue from telecommunications services, up by 0.5 percentage points year-on-year. CAPITAL EXPENDITURE In the first half of 2021, the Group focused on building 5G-oriented digital and intelligent facilities. The Group’s capital expenditure was RMB86.0 billion, representing 21.9% of revenue from telecommunications services, of which 5G-related capital expenditure amounted to RMB50.2 billion. The Group’s capital expenditure is funded primarily by cash generated from operating activities. CAPITAL STRUCTURE The financial position of the Group continued to remain steady. As at the end of June 2021, the total assets and total liabilities of the Group amounted to RMB1,800.5 billion and RMB618.6 billion respectively, and the liabilities to assets ratio was 34.4%. The Group does not have any interest-bearing borrowings. The Company has firmly adhered to its prudent financial risk management policies and maintained strong repayment capabilities. FINANCIAL POLICIES AND CASH FLOW At this critical stage of the Group’s transformation and upgrade, stable growth in business operations and revenue as well as refined cost control ensured that the Group continued to maintain a healthy cash flow. The Group’s free cash flow was RMB75.6 billion for the six months ended 30 June 2021. As of 30 June 2021, the Group’s cash and bank balances were RMB374.1 billion, of which 97.4%, 0.7% and 1.9% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively. The Group will continue to uphold prudent financial policies and strictly monitor and control financial risks in order to continuously maintain healthy cash flow generation capabilities as well as value preservation and enhancement capabilities. In addition, the Group will focus on scientific resource allocation, maintain a healthy capital structure and level, and reinforce and develop favourable economic benefits in order to continuously create value for its shareholders.

38 China Mobile Limited Other Information DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES Details of the directors’ holding of ordinary shares of the Company as at 30 June 2021 are as follows: Long Positions in the Shares and Underlying Shares of the Company Director Capacity Ordinary shares held Percentage of the total number of issued shares* Moses CHENG Mo Chi Beneficial owner 300,000 0.00% * The calculation is based on the total number of issued ordinary shares of the Company (i.e. 20,475,482,897 ordinary shares) as at 30 June 2021, and rounded off to two decimal places. Apart from those disclosed herein, as at 30 June 2021, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (“SFO”)) that is recorded in the register required to be kept under section 352 of the SFO or any interests otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”). DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ RIGHTS TO ACQUIRE SHARES Save as disclosed below, at no time during the six months ended 30 June 2021 was the Company, any of its holding companies or subsidiaries, or any of its holding companies’ subsidiaries a party to any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate. Share Option Scheme of the Company Pursuant to a resolution passed at the annual general meeting of the Company held on 20 May 2020, a share option scheme of the Company (the “Scheme”) was adopted. For details of the Scheme, please refer to the following paragraphs and also the Company’s circular dated 14 April 2020 in relation to “Proposed Adoption of Share Option Scheme”. Purposes The Scheme aims at (1) further improving the governance structure of the Company, and establishing and improving the balance of interests mechanism between employees and shareholders, investors and the Company; (2) establishing a benefit sharing and risk sharing mechanism among shareholders, the Company and employees to enhance the Company’s performance and long-term stable development; and (3) effectively attracting, motivating and retaining the core backbone employees of the Company to support the Company’s strategic transformation and long-term development. Scope of Scheme Participants Scheme participants are in principle limited to directors (excluding independent non-executive directors) and senior management of the Company, and backbone management, technical and business personnel who have a direct impact on the Company’s operating performance and sustainable development. The assessment results of the scheme participants shall meet or exceed the relevant standards for performance appraisal of the Company.

Other Information Interim Report 2021 39 Effective Period The Scheme will be effective for a term of 10 years commencing from 20 May 2020, unless terminated in advance under relevant requirements of the Scheme. Maximum Quantity of Grant The maximum number of ordinary shares to be issued upon the exercise of the share options granted under the Scheme (and any other schemes) shall not in aggregate exceed 2,047,548,289 shares, being 10% of the total share capital of the Company as at the date of approval of the Scheme and as at the date of this interim report. Unless approved at a general meeting, the ordinary shares issued and to be issued upon the exercise of the share options granted to any individual scheme participant (including exercised or outstanding share options) during the effective period of the Scheme shall not exceed 1% of the total share capital of the Company. Application or Acceptance Fee No fee shall be payable by a scheme participant on the application for or acceptance of the grant of share options. Lapse and Cancellation of Share Options If any of certain events (including but not limited to a failure in performing his/her duties effectively or a serious breach or dereliction of his/her duties) occurs in relation to a scheme participant, his/her share options will automatically lapse, and the Board of Directors of the Company (the “Board”) shall cease granting new share options, cancel share options which are not yet exercised by him/her, and recover any gains obtained by him/her from the exercise of the share options. Details of Share Options During the Six Months Ended 30 June 2021 During the six months ended 30 June 2021, the Company has not granted any share options under the Scheme. Details of options under the Scheme during the six months ended 30 June 2021 are set forth as follows: Grantees Employees and staff members of the Company Number of ordinary shares underlying share options granted: – Outstanding as at 1 January 2021 304,702,702 – Granted during the period 0 – Exercised during the period 0 – Lapsed and cancelled during the period (1,319,534) – Outstanding as at 30 June 2021 303,383,168 Grant date 12 June 2020 Exercise price HK$55.00 per ordinary share (determined in accordance with the fair market price principle, with the base day for pricing being the grant date)

40 China Mobile Limited Other Information Closing price immediately before the grant date HK$54.75 per ordinary share Vesting period No share options shall be exercised within 24 months from the grant date; subject to the satisfaction of the conditions for vesting as provided under the Scheme, the share options granted shall be vested in three batches as follows: (i) The first batch (being 40% of the share options granted) will be vested on the first trading day after 24 months from the grant date (ii) The second batch (being 30% of the share options granted) will be vested on the first trading day after 36 months from the grant date (iii) The third batch (being 30% of the share options granted) will be vested on the first trading day after 48 months from the grant date Time when vesting period ends 10 years from the grant date Value of share options granted HK$4.00 per ordinary share (weighted average fair value calculated using the binomial model with the grant date as the date of measurement) Due to the subjective nature of and uncertainty related to a number of assumptions of the expected future performance input to the binomial model as well as certain inherent limitations of the model itself, the calculation is subject to certain fundamental limitations. The value of share options varies with different variables of certain subjective assumptions, and any change to the variables used may materially affect the estimation of the fair value of the share options. Please refer to note 18 headed “Share-based Payment” to the unaudited condensed consolidated interim financial information for details.

Other Information Interim Report 2021 41 SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES The Company has been notified of the following interests in the Company’s issued shares as at 30 June 2021 amounting to 5% or more of the ordinary shares in issue: Long Positions in the Shares and Underlying Shares of the Company Ordinary shares held Percentage of the total number directl y indirectl y of issued share s (i) China Mobile Communications Group Co., Ltd. (“CMCC”) – 14,890,116,842 72.72% (ii) China Mobile (Hong Kong) Group Limited (“CMHK (Group)”) – 14,890,116,842 72.72% (iii) China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”) 14,890,116,842 – 72.72% Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group). Apart from the foregoing, as at 30 June 2021, no other person (other than a director or the chief executive of the Company) had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange. CHANGES IN DIRECTORS’ BIOGRAPHICAL DETAILS Pursuant to Rule 13.51B(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), there is no significant changes in directors’ biographical details since the date of the Company’s 2020 Annual Report. PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES During the six months ended 30 June 2021, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities. AUDIT COMMITTEE The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2021 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control and financial report matters.

42 China Mobile Limited Other Information COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE For the six months ended 30 June 2021, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years. COMPLIANCE WITH THE MODEL CODE The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2021 to 30 June 2021. APPENDIX 16 TO THE LISTING RULES According to paragraph 40 of Appendix 16 to the Listing Rules headed “Disclosure of Financial Information”, save as disclosed herein, the Company confirms that the Company’s current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company’s 2020 Annual Report. CLOSURE OF REGISTER OF MEMBERS The Board of Directors of the Company declared an interim dividend for the six months ended 30 June 2021 of HK$1.63 per share (before withholding and payment of PRC enterprise income tax) (the “2021 Interim Dividend”) to the shareholders of the Company. The register of members of the Company will be closed from Friday, 27 August 2021 to Tuesday, 31 August 2021 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2021 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 26 August 2021. The 2021 Interim Dividend will be paid on or about Wednesday, 15 September 2021 to those shareholders on the register of members on Tuesday, 31 August 2021 (the “Record Date”).

Other Information Interim Report 2021 43 WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2021 INTERIM DIVIDEND Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2021 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2021 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2021 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2021 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax. If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRCbased de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Thursday, 26 August 2021. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

44 China Mobile Limited Forward-Looking Statements Certain statements contained in this interim report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

China Mobile Limited 60/F., The Center, 99 Queen’s Road Central, Hong Kong Tel : (852) 3121 8888 Fax : (852) 3121 8809 Website: www.chinamobileltd.com Welcome to China Mobile Limited’s websiteThis interim report is printed on environmentally friendly paper